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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                October 20, 2004





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)






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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By: /s/ Mark Laurie
    ----------------------------
     Name     Mark Laurie
     Title:   Company Secretary

Date:  20 October 2004

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                                [LIHIR GOLD LOGO]


LIHIR GOLD LIMITED                            Stock market codes:
 Incorporated in Papua New Guinea             ASX - LHG
 ARBN 069 803 998                             NASDAQ - LIHRY
                                              POMSoX - LHG

  Date:  20 October 2004



                             APPOINTMENT OF DIRECTOR


At a meeting of directors completed today, Ms Winifred Kamit (51) BA, LLB, was appointed a director of Lihir Gold Limited.

Ms Kamit is a lawyer by training and is currently Senior Partner at Gadens Laywers in Port Moresby, having been with that firm since 1998. She is a well established member of Papua New Guinea's business community, currently holding positions as President of the PNG Business Council, Councillor of the Institute of National Affairs and Immediate Past President of the PNG Institute of Directors. She is also a director of New Britain Palm Oil Limited and of Interoil Limited.





Ross Garnaut
Chairman








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FOR FURTHER INFORMATION:

Mark Laurie
Manager Corporate, Investor Relations & Company Secretary

Tel: (+675) 986 5576     E-mail: Mark.Laurie@lihir.com.pg

Website: www.lihir.com.pg